UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
June 7, 2005


via U.S. mail
Michael Mendes
President and Chief Executive Officer
Diamond Foods, Inc.
1050 South Diamond Street
Stockton, California 95205-7087

	Re:  	Diamond Foods, Inc.
Amendment No. 2 to Registration Statement on
Form S-4
Filed May 27, 2005
      File No. 333-123574
      	Amendment No. 3 to Registration Statement on
      	Form S-4
      	Filed June 2, 2005
      	File No. 333-123574



Dear Mr. Mendes:

      We have reviewed the above filings and have the following comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form S-4


General

1. We note your responses to prior comments 3, 4 and 9. Although you now include a "minimum" price and size for the initial public offering, many of the concerns we raised previously still apply to the new disclosure. Recast the entire document so that your presentation emphasizes the "worst-case scenario," as prior comment 9 indicated.

2. Make revisions throughout so that the reader is first presented with the minimum parameters and the assurance that members` votes will be resolicited in the event that the minimums are not met. Also recast the disclosure so that references to the proposed offering size and price are presented only as your goals and not as the default situation. In that regard, we also refer you to comments 31(b) and 33 from our comment letter dated April 25, 2005. We may have additional comments when you make corresponding revisions, not limited to but including each of the following disclosure areas:

* potential cash election;
* use of proceeds;
* amounts "expected" for each item;
* tabular presentations; and
* pro forma financial information.

3. Continue to present conflicts of interest assuming the larger offering size and prices you used for purposes of the current disclosure. With regard to prior comment 6, revise the references that appear on the cover page and elsewhere to eliminate the suggestion that the directors merely "may" have such interests or that such interests might only possibly differ from those of other members. The use of "may" appears inappropriate under the circumstances.

4. Notwithstanding the information that will appear in exhibit
99.20,
also present in the main text a more clear and concise picture of what an individual member will receive in the transaction. Provide additional or modified tabular disclosure to show examples with several assumed values. See also prior comment 33 from our April 25 letter.

5. We note your response to prior comment 10 and the revised disclosure on page 28 of the amended registration statement. Please clarify the information in the last column of the table entitled "Value of Shares Distributed to Members" by including a footnote that explains that the figures shown reflect the value of the 6,726,874 shares you plan to distribute to members plus an additional 1,333,333 shares that would also be distributed if less than 4,000,000 shares are sold in the initial public offering.

Prospectus Cover Page

6. Make clear that members will not know when they cast their votes exactly what they will receive in the conversion. Briefly mention that the distribution in the conversion will be based on each member`s patronage; refer the reader to the detailed disclosure that appears in each member`s version of exhibit 99.20 for additional detail; and add a cross reference to the detailed discussion that appears in the section captioned "Plan of Conversion - What You Will
Receive in the Conversion."

Questions and Answers - Q30 - When do you expect the conversion to be completed?

7. We note that you expect to complete the conversion by August
2005.
If the conversion is significantly delayed for whatever reason, tell us whether you would provide members with updated information and resolicit the vote. If you would not do so, tell us why not.

The Plan of Conversion, page 26

What You Will Receive in the Conversion, page 26

8. Please include an explicit reference to the amount of the underwriting discount.

Exhibit 8.1

9. Prior to requesting accelerated effectiveness, you will need to obtain and file a signed opinion of counsel.

Proposed Correspondence with Members (Draft)

10. Your references to the staff and to the Commission are inappropriate and inaccurate. Remove all references to the staff and the review process, and eliminate any suggestion that the Commission in any way grants "approvals" to your filings. The language that you have included on the cover page pursuant to Item 501(b)(7) of Regulation S-K makes clear that the Commission will not "approve" of your disclosure.



Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting issues and related disclosures to Sandra Eisen at (202) 551-3864, or in her absence to
Barry Stem, Senior Assistant Chief Accountant, at (202) 551-3763. Direct all other questions to Mellissa Campbell Duru at (202) 551-3757 or, in her absence, to Timothy Levenberg, Special Counsel, at
(202) 551-3707.



        	            					Sincerely,



                              H. Roger Schwall
				Assistant Director


      cc: 	W. Hughes, Esq.
                  	H. Nash, Esq.
            	Fenwick & West LLP
      (415) 281-1350 (via facsimile)

      M.Duru
           	S. Eisen
           	T. Levenberg
           	B. Stem
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Diamond Foods, Inc.
June 7, 2005
page 5